Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:

    Bonanza Grade Intercepts Highlight Meridian Gold Drilling Program at
    Mercedes Project, Sonora, Mexico

    (All dollar amounts in U.S. currency)

    RENO, NV, Nov. 13 /CNW/ - Meridian Gold Inc. ("Meridian Gold" or the
"Company") (TSX:MNG)(NYSE:MDG) is pleased to announce the initial 2006 drill results at its 100%-owned Mercedes Project in Sonora, Mexico, located near
Magdalena. To date, the project consists of 9 identified veins, including
Mercedes, Sahuaro/Centinela, Paloma, Klondike, Rey de Oro, La Lupita,
Tucabe/Saucito, Anita and Reina/Ponchena. As of November 5, a total of 8,460.5 meters in 70 holes (58 reverse circulation "RC" and 12 "Core") have been completed on the area of approximately 70,000 hectares. The exploration drilling was focused on defining limits of the Corona de Oro shoot on the
Mercedes Vein, as well as testing low sulfidation epithermal vein targets at
Klondike, Rey de Oro and La Lupita.

    <<
    The Corona de Oro area continues to provide very encouraging results, highlighted by core holes M06-044 and M06-053D. The following information is using a gold equivalent basis "AuEq" (52:1 Ag:Au) cutoff grade of 3.0 grams per tonne:

    -   M06-044 intersected 17.85 meters (10.5 meters horizontal width)
        grading 59.00 grams per tonne Au and 778.9 grams per tonne Ag, including 1.8 meters at 289.33 grams per tonne Au and 531.0 grams per tonne Ag.

    -   M06-044 was drilled 28 meters vertically below 2005 RC hole M031, which intersected 15.0 meters (8.5 meters horizontal width) grading
        33.45 grams per tonne Au and 276 grams per tonne Ag, including 3.0 meters at 92.30 grams per tonne Au and 270.5 grams per tonne Ag.

    -   Core hole M06-053D, located 80 meters below M06-044, intersected 17.0 meters (7.0 meters horizontal width) grading 9.89 grams per tonne Au and 137.0 grams per tonne Ag, including 2.40 meters at 31.76 grams per tonne Au and 115.7 grams per tonne Ag. It is the deepest ore-
        grade intercept encountered to-date on the Mercedes vein, and it remains open at depth.

    Meridian has drilled 23 contiguous mineralized holes in the Corona de Oro shoot in a zone 400 meters long; covering a vertical range of 80 to 305 meters
(845 to 1150 meter elevation). The drill-hole intercepts range in length from
0.55 to 24.25 meters (0.4 to 10.5 meters in horizontal width). Eleven of the intercepts contain at least one sample grading over 15.0 grams per tonne AuEq.
Mineralization is open at depth and to the southeast, where previous wide-spaced drilling has outlined a 750-meter long zone within the Mercedes
Vein that carries greater than 3.0 grams per tonne AuEq mineralization over a vertical range varying between 50 and 150 meters. Best previous results in this area were recorded in RC hole M007, which intersected 1.5 meters grading
47.16 grams per tonne Au and 464.2 grams per tonne Ag.

    Exploration drilling was conducted in the Klondike, Rey de Oro and La
Lupita Veins, with positive results.

    -   Six RC holes were drilled in the historic Klondike Mine area, up dip from Meridian holes completed in January, 2000. Grades over 3.0 grams per tonne AuEq were intersected in the first five holes (1 hole pending). The best intercept was located in hole K06-015, which intersected 2.03 meters at 25.17 grams per tonne Au and 23.0 grams per tonne Ag.

    -   Thirteen RC holes were drilled near the historic Rey de Oro Mine. The holes tested a 500 meter long target containing shear zone-hosted vein/stockwork mineralization locally up to 70 meters wide. Best initial drill results were received from hole R06-08, which intersected 8.13 meters at 8.87 grams per tonne Au and 24.9 grams per tonne Ag, (assays for five holes pending).

    -   Sixteen widely spaced RC holes were drilled to test the 1.3 km long
        La Lupita Vein system. Results confirm that the epithermal veins locally contain over 3.0 grams per tonne AuEq grades over widths ranging from 1.0 to 4.0 meters. Best results were located in hole
        L06-015, which intersected 2.03 meters at 9.58 grams per tonne Au and
        40.0 grams per tonne Ag.

    Selected new drill results are highlighted below, using a gold equivalent basis "AuEq" (52:1 Ag:Au) cutoff grade of 3.0 grams per tonne. The remainder may be obtained from the Company's website (www.meridiangold.com under
Investor Relations, Recent News):

    ----------------------------------------------------------------------
      Hole       VEIN           From    Interval   Au        Ag      AuEq
                                 (m)      (m)      g/t       g/t    g/t(x)
    ----------------------------------------------------------------------
    K06-014    Klondike         86.36      2.03   11.01     13.0    11.26
    ----------------------------------------------------------------------
    K06-015    Klondike         90.42      3.05    4.89     37.0     5.60
                          and  114.81      9.14    8.27     15.9     8.58
    ----------------------------------------------------------------------
    K06-016    Klondike         64.00      4.07    4.76     46.5     5.65
    ----------------------------------------------------------------------
    K06-017    Klondike         79.25      3.05   12.80     19.0    13.17
    ----------------------------------------------------------------------
    K06-018    Klondike         61.97      1.02    1.86     62.0     3.05
    ----------------------------------------------------------------------

    ----------------------------------------------------------------------
    L06-001    La Lupita        67.06      1.01    2.72     27.0     3.24
    ----------------------------------------------------------------------
    L06-002    La Lupita        13.21      4.06    4.19     42.7     5.01
    ----------------------------------------------------------------------
    L06-004    La Lupita       114.81      1.01   11.30      2.0    11.34
    ----------------------------------------------------------------------
    L06-005    La Lupita        23.37      3.05    5.75     58.7     6.88
    ----------------------------------------------------------------------
    L06-009    La Lupita        27.43      1.02    3.81      8.0     3.96
    ----------------------------------------------------------------------
    L06-012    San Martin       21.34      1.01   12.85      2.5    12.90
    ----------------------------------------------------------------------
    L06-013    San Martin       42.67      1.02    9.47      2.5     9.52
    ----------------------------------------------------------------------
    L06-015    La Lupita        83.31      2.03    9.58     40.0    10.35
    ----------------------------------------------------------------------

    ----------------------------------------------------------------------
    M06-040D   Mercedes        229.65      5.15    4.07     50.5     5.04
    ----------------------------------------------------------------------
    M06-041D   Mercedes         89.05      3.95    4.91    344.0    11.53
    ----------------------------------------------------------------------
    M06-042D   Mercedes        114.00      4.50    1.20    119.6     3.50
                          and  186.45      1.20   23.50      8.0    23.65
    ----------------------------------------------------------------------
    M06-043D   Mercedes        123.00      1.45    5.47     28.9     6.00
                          and  134.80      0.70    3.28     21.0     3.68
                          and  156.95      0.55    8.44     35.0     9.11
                          and  167.40      3.05    5.55     52.6     6.56
    ----------------------------------------------------------------------
    M06-044D   Mercedes        211.50     17.85   59.00    778.9    73.98
    ----------------------------------------------------------------------
    M06-045    Mercedes         53.84      1.02    2.85     13.0     3.10
                          and   73.15      4.07    3.93    122.5     6.29
                          and   84.33      3.05    5.26     71.0     6.63
    ----------------------------------------------------------------------
    M06-046    Mercedes         38.61      5.08    9.92     68.0    11.23
    ----------------------------------------------------------------------
    M06-047    Mercedes         23.37      1.02    5.45     78.0     6.75
    ----------------------------------------------------------------------
    M06-048    Mercedes         11.18      1.02   22.90    206.0    26.33
    ----------------------------------------------------------------------
    M06-049    Mercedes         23.37      1.02    4.72     96.0     6.57
                          and   30.48      2.03    5.04     79.0     6.56
                          and   36.58      2.03    4.69     82.0     6.27
    ----------------------------------------------------------------------
    M06-050    Mercedes         46.74      1.02    1.38    105.0     3.40
                          and   62.99      1.02    3.85     25.0     4.33
                          and   77.22      7.11   13.19     82.7    14.78
    ----------------------------------------------------------------------
    M06-051    Mercedes         65.02      1.02    2.92     28.0     3.46
    ----------------------------------------------------------------------
    M06-053D   Mercedes        205.10      1.70    4.53     57.5     5.64
                          and  273.85      3.45    4.79     77.8     6.29
                          and  283.00     17.00    9.89    137.0    12.52
                          and  300.00      7.25    2.30     77.0     3.78
    ----------------------------------------------------------------------
    M06-055    Mercedes         99.57      1.01    3.44     83.0     5.04
    ----------------------------------------------------------------------
    M06-058    Mercedes        131.06      1.02    4.46     94.0     6.27
    ----------------------------------------------------------------------
    M06-061    Mercedes        144.27      2.03    2.23     42.0     3.04
    ----------------------------------------------------------------------

    ----------------------------------------------------------------------
    R06-008   Rey de Oro         2.03      8.13    8.87     24.9     9.35
    ----------------------------------------------------------------------
    R06-010   Rey de Oro        20.32      3.05    6.98    136.3     9.60
    ----------------------------------------------------------------------

    (x)D signifies core holes
    >>

    A minimum 20,000-meter drill program has been planned for 2007. The first objective for the program will be to complete 60-meter infill drilling and step-out holes to define the limits of the Corona de Oro shoot, in advance of preliminary resource calculations. Aggressive exploration will continue to test targets along the 3.5 km-long exposed trace of the Mercedes Vein zone, as well as along the highly prospective northwest extension corridor. Additional drilling will also be conducted in the Klondike, Rey de Oro and La Lupita vein zones to define the extent of gold-silver mineralization within the epithermal vein systems.
    Darcy Marud, Meridian's Vice President of Exploration, commented, "We are very excited with these results from the Mercedes Project and will aggressively continue with the drilling program. The dimensions of the Corona de Oro shoot have been expanded, and the presence of multi-ounce gold grades in the center of the shoot has been confirmed by core drilling. The exploration drilling that occurred on the outlying veins at Klondike, Rey de
Oro and La Lupita has identified mineralized zones and warrants follow-up drilling. Northern Mexico is proving to be an excellent location for Meridian to extend its operating presence; with low political risk, available labor force, and developed nearby infrastructure."

    Qualified Person
    ----------------
    Mark Hawksworth, P. Geo., has supervised the preparation of the technical data contained within this release and serves as the "Qualified Person" as defined by National Instrument 43-101.

    Meridian Gold Inc. is a different kind of gold company. The focus is on profitability, and the quality of the ounces produced, not the quantity of ounces produced. The quality of these ounces is measured by the value delivered to all stakeholders during the process; including all shareholders, employees and the communities and environment in which Meridian lives and operates.

    Safe Harbor Statement under the United States Private Securities
Litigation Reform Act of 1995: Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private
Securities Litigation Reform Act of 1995 and Canadian securities legislation.
Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly or implicitly predicted by such forward-looking statements.

    %CIK: 0001016888

    /For further information: please visit our website at
www.meridiangold.com, or contact: Krista Muhr, Senior Manager, Investor
Relations, Tel: 1-800-572-4519, Fax: (775) 850-3733, E-mail:
krista.muhr(at)meridiangold.com/
    (MNG. MDG)

CO:  Meridian Gold

CNW 17:23e 13-NOV-06